116 Huntington Avenue

Boston, MA 02116

August 24, 2009

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY HAND DELIVERY AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Robert S. Littlepage, Jr.
Melissa Hauber

Re:	American Tower Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No.: 1-14195

Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 8, 2009
File No.: 1-14195

Ladies and Gentlemen:

On behalf of American Tower Corporation (“American Tower” or the “Company”), this letter provides a summary of information orally requested by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone conversation on August 11, 2009. That telephone conversation concerned the Company’s letter dated July 15, 2009 responding to comments submitted by the Staff in a letter dated July 1, 2009 (the “Letter”) relating to American Tower’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) and Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2009 (the “Form 10-Q”). For your convenience, the Company has briefly summarized what the Company understands to be the substance of the Staff’s oral requests, followed in each case by the Company’s response.

Confidential Treatment Requested by American Tower Corporation

ATC-001

[* * *] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

1.	As we continue to address the Company’s responses to our comments submitted in the Letter, we are interested in understanding in more detail the valuation methodology and significant assumptions used by the third party specialist the Company engaged in its acquisition of SpectraSite, Inc. (“SpectraSite”), particularly with respect to determining the value of the customer relationships intangible asset acquired. In order to attain this understanding, we would like to review the valuation methodology and significant assumptions in the valuation report used by the Company in connection with its acquisition of SpectraSite.

RESPONSE:

The Company engaged the valuation services group of KPMG LLP (“KPMG”) to assist in the Company’s allocation of the purchase price for SpectraSite in accordance with Statement of Financial Accounting Standards No. 141 “Business Combinations” (“SFAS No. 141”). In response to the Staff’s request, and with notification and consent of KPMG, the Company has attached as Appendix A hereto excerpts from KPMG’s valuation report, dated as of January 31, 2007 (the “Report”). The valuation date of the Report was August 3, 2005. The Company has attached the relevant portions of the Report (see Sections 12 and 13) that specifically address the Staff’s request for additional information regarding the valuation methodology and significant assumptions used by KPMG to determine the value assigned to the customer relationships and network location intangibles acquired in the SpectraSite transaction. In addition, the Company has included certain other sections of the Report that the Staff may find helpful in its review. These sections provide an overview of the engagement of KPMG, an overview of the wireless infrastructure industry, the approaches to valuation generally and the residual approach to the valuation of goodwill.

Section 13 of the Report describes the fair value of an intangible asset associated with excess capacity on the towers acquired. This excess capacity intangible asset is included in the caption “network location intangible” in the Company’s financial statement presentations and disclosures. The Company notes that, while, as described in the Company’s letter to the Staff dated April 17, 2009, the network location intangible asset historically represented the premium paid for groups of tower assets acquired in transactions that did not constitute business combinations, the network location intangible asset also includes the fair value of excess capacity on the towers acquired in the SpectraSite transaction. The network location intangible asset was calculated, in asset purchases, as the excess of the purchase price over the fair value of the tangible and identified intangible assets and, in the SpectraSite business combination, based on a discounted cash flow model.

2.	Similar to our request in connection with the Company’s acquisition of SpectraSite, we are interested in understanding the valuation methodology and significant assumptions used by the Company to determine the value assigned to intangible assets acquired with respect to an asset purchase made in the ordinary course. In order to attain this understanding, we would like to review the valuation methodology and significant assumptions used by the Company in connection with a typical asset purchase.

Confidential Treatment Requested by American Tower Corporation

ATC-002

[* * *] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

RESPONSE:

In a typical asset purchase of a tower or portfolio of towers, the Company does not engage a third party specialist, but rather utilizes an internally developed model to allocate the purchase price to the tower(s) and related intangible assets acquired based upon their estimated fair values. Accordingly, in response to the Staff’s request, the Company has attached as Appendix B hereto the valuation methodology and significant assumptions it applies, including with respect to determining the value assigned to related intangible assets acquired in a typical asset purchase.

Confidential Treatment Requested by American Tower Corporation

ATC-003

[* * *] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

*    *    *    *

In submitting this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 375-7500.

Very truly yours,

/s/ Thomas A. Bartlett
Thomas A. Bartlett
Executive Vice President and Chief Financial Officer

cc:	Edmund DiSanto, Esq.
Michael John McCormack, Esq.
Mneesha O. Nahata, Esq.
American Tower Corporation
Thomas V. Milbury
Deloitte & Touche LLP
Sandra L. Flow, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Confidential Treatment Requested by American Tower Corporation

ATC-004

[* * *] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Appendix A

[* * *]

Confidential Treatment Requested by American Tower Corporation

ATC-005

[* * *] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Appendix B

[* * *]

Confidential Treatment Requested by American Tower Corporation

ATC-006

[* * *] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83